CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY
Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/351 date 23.12.2005 pag[redacted]

06010018

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, N.W.
Washington, D.C.20549, U.S.A.

SUPPL

RECEIVED
2006 JAN -3 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the Deposit Agreement of September 4, 2001 as revised and amended on December 10, 2001 JSC CenterTelecom submits to the US Securities and Exchange Commission the following public reports and documents required by the Russian Law or otherwise under Rule 12g3-2(b) in accordance with the Exchange Act of 1934.

Attachments:

1. News release about reorganization of the registrar, which keeps the Company's register;
2. Notice of events that may significantly affect price of securities of the Issuer (about reorganization of the registrar, which keeps the Company's register);
3. Notice of material fact «Information on securities issue undertaken by the Issuer»

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Yours sincerely,

S.V.Pridantsev
Acting General Director
OJSC «CenterTelecom»

82-5198

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ «СВЕДЕНИЯ О ВЫПУСКЕ ЭМИТЕНТОМ ЦЕННЫХ БУМАГ»

RECEIVED
JAN -3 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество «Центральная телекоммуникационная компания»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Российская газета», «Приложение к Вестнику ФСФР»*

1.9. Код существенного факта	*0500194A26122005*

2. Содержание сообщения

2.1. Сведения о принятии решения о размещении ценных бумаг:

2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***процентные документарные неконвертируемые облигаций ОАО «ЦентрТелеком» на предъявителя серии 05 с обязательным централизованным хранением (далее – Облигации).***

2.1.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:***

- ***в 1274-й (Одна тысяча двести семьдесят четвёртый) день с даты начала размещения каждая Облигация погашается частично в размере 10% от номинальной стоимости выпуска,***
- ***в 1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска,***
- ***в 1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска,***
- ***в 1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения каждая Облигация погашается частично в размере 40% от номинальной стоимости выпуска.***

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчётных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигаций не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2.1.3. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***3 000 000 (Три миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.***

2.1.4. Способ размещения ценных бумаг: ***открытая подписка.***

2.1.5. Иные условия размещения ценных бумаг, определенные решением об их размещении:

Цена размещения одной Облигации устанавливается равной её номинальной стоимости – 1000 (Одна тысяча) рублей.

Начиная со второго дня размещения Облигаций, приобретатели при совершении сделки купли-продажи Облигаций дополнительно уплачивают накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле: $НКД = N * C_1 * (T - T_0)/365/100\%$, ***где***

C_1 ***- размер процентной ставки по первому купону (в процентах годовых);***

N ***- номинальная стоимость одной облигации (руб.);***

T ***- дата, на которую вычисляется НКД;***

T_0 ***- дата начала размещения;***

НКД - накопленный купонный доход по каждой облигации (руб.).

Значение C_1 (размер процентной ставки по первому купону в процентах годовых) определяется в дату начала размещения Облигаций. ***Форма оплаты – денежными средствами в безналичном порядке в валюте Российской Федерации.*** ***Выплата соответствующих сумм при погашении каждой части номинальной стоимости Облигаций производится Платёжным агентом по поручению и за счёт Эмитента.*** ***Форма и порядок погашения: Погашение облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.*** ***Досрочное погашение облигаций не предусмотрено.*** 2.1.6. ***Эмитент имеет обязанность раскрывать информацию в форме ежеквартального отчета и сообщений о существенных фактах.*** 2.1.7. Орган управления эмитента, принявший решение о размещении ценных бумаг: ***Совет директоров ОАО "ЦентрТелеком".*** 2.1.8. Дата и место проведения заседания уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***23 декабря 2005 г., г. Москва.*** 2.1.9. Кворум и результаты голосования по вопросу о принятии решения о размещении ценных бумаг: ***Из 11 членов Совета директоров участие в заседании приняли 9 человек. Кворум имеется. Результаты голосования по вопросу: «за» - 8 человек, «против» - 0 человек, «воздержался» - 1 человек. Решение принято.*** 2.1.10. Дата составления и номер протокола заседания уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***26 декабря 2005г., протокол № 13.***

3. Подпись		
3.1. И.о. Генерального директора ОАО «ЦентрТелеком» в соответствии с Приказом от 20.12.2005 № 158-к	(подпись)	С.В. Приданцев
3.2. Дата «26» декабря 2005 г.	М.П.	

82-5798

CENTERTELECOM

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICE OF SECURITIES OF THE ISSUER

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*No publication in periodical printing is provided for this type of information*

2. Contents of the notice

On the 13th of December 2005 a note on cessation of the activities of Closed Joint Stock Company "Registrator-Svyaz" (short company name – ZAO "Registrator-Svyaz") by means of reorganization with the merge to Open Joint Stock Company "United Registration Company" (short company name – OAO "OPK" was put into the United State Register of Legal Entities. Starting with this date all rights and obligations of ZAO "Registrator-Svyaz" pursuant to i.4 art.57 and i.2 art.58 of the Civil Code of RF are transferred to its successor – OAO "OPK"

Requisites of Open Joint Stock Company "United Registration Company":
Location: 70, Pyatnitskaya str. Moscow, 113095, Russian Federation
Post address: 107078, Moscow m/b 162
INN 7705108630
KPP 770501001
OKPO 42930664
OGRN 1027700036540
Account: 40702810600000001034 in AKB "Svyaz-Bank"
Correspondent-account: 30101810900000000848
BIK 044525848

3. Signatures		
3.1. Acting General Director of OJSC «CenterTelecom» according to Order №155/к dated December 9, 2005	______ Seal	A.A. Vartanyan
3.2. Date: December 14, 2005		

82-5198

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	*Открытое акционерное общество "Центральная телекоммуникационная компания"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «ЦентрТелеком»*
1.3. Место нахождения эмитента	*Российская Федерация, 141400, г. Химки Московской области, ул. Пролетарская, дом 23*
1.4. ОГРН эмитента	*1025006174710*
1.5. ИНН эмитента	*5000000970*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*00194-А*
1.7. Адрес страницы в сети «Интернет», используемой эмитентом для раскрытия информации	*www.centertelecom.ru*
1.8. Название периодического печатного издания, используемого эмитентом для опубликования информации	*для данного вида сообщений публикация в периодическом печатном издании не предусмотрена*

2.Содержание сообщения

13 декабря 2005 года в Единый государственный реестр юридических лиц была внесена запись о прекращении деятельности Закрытого акционерного общества «Регистратор-Связь» (сокращенное фирменное наименование ЗАО «Регистратор-Связь») путем реорганизации в форме присоединения к Открытому акционерному обществу «Объединенная регистрационная компания» (сокращенное фирменное наименование ОАО «ОРК»). С этой даты все права и обязанности ЗАО «Регистратор-Связь» в соответствии с п.4 ст.57 и п.2 ст.58 Гражданского кодекса РФ перешли к его правопреемнику - ОАО «ОРК».

Реквизиты Открытого акционерного общества «Объединенная регистрационная компания»:
Место нахождения: 113095, г. Москва, ул. Пятницкая, д.70
Почтовый адрес: 107078, г. Москва, а/я 162
ИНН 7705108630
КПП 770501001
ОКПО 42930664
ОГРН 1027700036540
Р/с 40702810600000001034 в ОАО АКБ «Связь-Банк»
К/с 30101810900000000848
БИК 044525848

3. Подпись

3.1. И.о. Генерального директора
ОАО «ЦентрТелеком» в соответствии
с Приказом от 09.12.2005 № 155-к ______________ А.А. Вартанян

М.П.

3.2. Дата «14» декабря 2005г.

Открытое акционерное общество Центральная телекоммуникационная компания * Российская Федерация * Г.Р. № 1025006174710 * ЦЕНТР ТЕЛЕКОМ

82-5798

CENTER TELECOM

15.12.2005 RECEIVED PRESS-RELEASE

2006 JAN -3 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reorganization of OJSC CenterTelecom's Registrar Has Been Completed

On 13th December 2005 reorganization of OJSC CenterTelecom's registrar – CJSC Registrator-Svyaz – was completed through affiliation with the Moscow registrar, *OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company) (OJSC ORK).* From the moment of the affiliation, all rights and obligations of CJSC Registrator-Svyaz in respect of OJSC CenterTelecom and its shareholders have passed to OJSC ORK by universal succession.

The trend of registrars enlargement now existing in various regions of Russia has been caused by stricter requirements of the Federal Service for Financial Markets (FSFR) of Russia for the licensing of this business in the securities market. Affiliation of CJSC Registrator-Svyaz with OJSC ORK that took place on the background of the general trend will make it possible for the latter both to become a more stable and competitive enterprise and to expand the network of transfer agents and branches. All this is aimed at improving the efficiency of registrar's operation, servicing quality and creating new guarantees of protecting the rights and interests of the shareholders. Besides, the enlargement of the registrar will have a good effect on the infrastructure of the stock market and, as a consequences, the issuers' securities liquidity.

OJSC ORK has been dealing with keeping registers of securities holders since 1996 (license of **the Federal Commission for the Securities Market** *(FKCB) of Russia No. 10-000-1-00314 dated 30.03.2004) and is a member of the Professional Association of Transfer Agent Registrars and Depositaries (PARTAD). OJSC ORK is among the major registrar companies of Russia. Before reorganization, the company provided services to over 580 issuers in 35 regions of the Russian Federation, including 4 insurance companies, 5 banks, joint-stock companies of in fact all industries and areas of the agroindustrial complex, enterprises of the federal and regional groups, among them OJSC Cherkizovsky Meat-Processing Factory, OJSC Biryulyovsky Meat-Processing Works, OJSC Moscow Sergo Orjonikidze Machine-Tool Plant and OJSC AKB Zoloto – Platina – Bank. You can get more detailed information on OJSC ORK and get familiarized with the Rules of Keeping a Register of Securities Holders, including the new rates for shareholders, on the Internet site* www.ork-reestr.ru

Reception of OJSC CenterTelecom's shareholders will not be suspended and will be held from the moment of reorganization at the following addresses:

Branch	Address	Contact telephone/fax
Belgorod	308000, Belgorod, .Revolution Sq.,3	(4722) 35-03-22 33-67-95
Bryansk	241050, Bryansk, Karl Marx Str., 9	(4832) 72-15-75 72-20-00
Kaluga	248600, Kaluga, Teatralnaya Str.,38	т.(0842)79-62-05 ф.(0842)53-10-40
Kursk	305000, Kursk, Red Square, 8	(4712)55-40-42 55-40-42
Lipetsk	398000, Lipetsk, Tereshkovoy Str., 35a	(4742) 38-12-48 38-12-49
Moscow	123154, Moscow, Narodnogo Opolcheniya 29-2	(495)793-22-01 199-37-57

Orel	302028, Orel, Lenina Str.,43	(4862)43-18-96
Ryazan	390006, Ryazan, Schedrina Str., 43	(4912)27-22-05, 21-61-66
Smolensk	214000, Smolensk, October Revolution Str., 6	(4812)68-31-76 16-33-11
Tambov	392002, Tambov, Asrakhanskaya Str., 2b	(4752) 75-05-88, 75-23-10,
Tula	300000, Tula, Lenina Prospect, 33-a	(4872) 21-73-51
Tver	170000, Tver, Novotorzhskaya Str., 24	(4822) 32-37-17 32-36-30
Verkhnevolzhsk (Ivanovo)	153000, Ivanovo, 10-th August Str., 1	(4932)47-13-36 47-13-28
Verkhnevolzhsk (Kostroma)	156961, Kostroma, Podlipaeva Str., 1	(4942)62-10-23 62-10-64
Verkhnevolzhsk (Yaroslavl)	150000, Yaroslavl, Komsomolskaya, 22	(4852)73-24-40 32-84 91
Vladimir	600000, Vladimir, Gorkogo Str., 42	(4922)35-33-50 35-33-50
Voronezh	394000, Voronezh, Prospect of Revolution, 35	(4732) 53-34-73 53-06-51

For further details, contact:

Director of Securities and Corporate Management Department
Elena Romskaya
+7 (095) 793-2319
esidorovich@centertelecom.ru

Head of Investors Relations Division
Andrei Kalinchenko
+7 (095) 793-2340
kalin@centertelecom.ru

Director of Information Policy Department
Yana Lavrentyeva
+7 (095) 793-24-86
e-mail: pr@centertelecom.ru
www.centertelecom.ru

***

OJSC «CenterTelecom» is the leading fixed-line operator in the Central Federal District, where more than 20% of the Russian population live, and provides a comprehensive range of telecommunication services. This included fixed-line telephony, Internet, IP-telephony, data transmission, wireline and on-air radio broadcasting and cable TV. The company is actively developing up-to-date multi-service and SDH-networks and new access systems for radio services The company's shares are traded on the RTS (ESMO, ESMOP) and MICEX (CTLK, CTLKP). The Company has also established a Level 1

82-5798

NOTICE OF MATERIAL FACT
INFORMATION ON SECURITIES ISSUE UNDERTAKEN BY THE ISSUER

RECEIVED 2006 JAN -3 P 2:24 OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. General information	
1.1. Full corporate name of the issuer	*Open Joint-Stock Central Telecommunication Company*
1.2. Short corporate name of the issuer	*OJSC «CenterTelecom»*
1.3. Location of the registered office	*23 Proletarskaya Street, Khimki, Moscow region, 141400, Russian Federation*
1.4. State Registration Number of the issuer	*1025006174710*
1.5. INN of the issuer	*5000000970*
1.6. Unique issuer code assigned by the registration authorities	*00194-A*
1.7. Address of the Internet page used by the issuer for posting notices of material facts	*www.centertelecom.ru*
1.8. Regularly issued publication used by the issuer for publishing notices of material facts	*Supplement to Herald of the Federal Service for Financial Markets, Rossiyskaya Gazeta*

1.9. Code of the material fact	*0500194A26122005*

2. Contents of the notice

2.1. Information on passing the resolution on securities placement:

2.1.1. Type, category (class), series and other identifying features of the securities: ***non-convertible documentary interest bearing series 05 bearer bonds of OJSC «CenterTelecom» with compulsory centralized depositary (hereafter – Bonds).***

2.1.2. Maturity date: ***Bonds are to be redeemed in series at the following terms:***

- ***on the 1274-th (One thousand and two hundred seventy fourth) day from the placement start each Bond is to be partially redeemed at the amount of 10% of the issue's par value,***
- ***on the 1456-th (One thousand and four hundred fifty sixth) day from the placement start each Bond is to be partially redeemed at the amount of 20% of the issue's par value,***
- ***on the 1638-th (One thousand and six hundred thirty eighth) day from the placement start each Bond is to be partially redeemed at the amount of 30% of the issue's par value,***
- ***on the 1820-th (One thousand eight hundred and twentieth) day from the placement start each Bond is to be partially redeemed at the amount of 40% of the issue's par value.***

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions, the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall not be entitled to claim interest accrued or any other compensation for such delayed payment.

2.1.3. Number of securities to be placed and nominal value of each piece of securities under placement: ***3 000 000 (Three million) pieces at the nominal value of 1 000 (One thousand) rubles each.***

2.1.4. Placement mode: ***public subscription.***

2.1.5. Other conditions for securities placement set out by the resolution on securities placement:

The placement price of a Bond shall be equal to the nominal value – 1000 (One thousand) rubles.

Starting from the second day of the bond placement purchasers conducting purchase and sale will also pay the accrued coupon interest (ACI) on the bonds calculated according to the following formula: $ACI = N * C_1 * (T - T_0)/365/100\%$, ***where***

C_1 ***- first coupon interest rate (per cent p.a.);***
N ***- the bond nominal value (rub.);***
T ***- date at which the ACI is calculated;***
T_0 ***- placement start date;***
ACI ***- acrrued coupon income per each bond (rub.).***

The value of C1 (the first coupon interest rate in per cent p.a.) shall be set on the bond placement start day.

Form of payment - cashless settlement in the Russian Federation currency.

Payment of corresponding sums while the redemption of each part of the Bond nominal value is conducted by Paying agent on behalf and at the expense of the Issuer.

Redemption form and arrangements: cashless settlement in the currency of the Russian Federation.

There shall be no redemption before maturity.

2.1.6. ***The Issuer should disclose information in the form of quarterly report and notices of material facts.***

2.1.7. The issuer's governing body which made the decision on the securities placement: ***Board of Directors of OJSC "CenterTelecom".***
2.1.8. Date and place of the meeting (session) of the issuer's governing body at which the decision on the securities placement was made: ***December 23, 2005, Moscow.***
2.1.9. Quorum and results of the voting devoted to adoption of the decision on securities placement: ***Nine of eleven members of the Board of Directors participated in the meeting. There is quorum. The results of voting on the issue: «for» - 8 members, «against» - 0 members, «abstain» - 1 member. The decision is made.***
2.1.10. Date of issue and number of the minutes drawn up at the meeting of the Issuer's governing body at which the decision on the securities placement was made: ***26 декабря 2005г., протокол № 13.***

3. Signature		
3.1. Acting General Director of OJSC «CenterTelecom» according to the Order № 158-к dated December 20, 2005	____________________ (signature)	S.V. Pridantsev
3.2. Date: December 26, 2005	Seal	